Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640
NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 15 DATED APRIL 3, 2014
TO THE PROSPECTUS DATED MAY 6, 2013

This Supplement No. 15 supplements, and should be read in conjunction with, our prospectus dated May 6, 2013 as supplemented by Supplement No. 14 dated March 17, 2014. The purpose of this Supplement No. 15 is to disclose:

•	the status of our initial public offering; and

•	the co-origination of a first mortgage loan.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of April 2, 2014, we received and accepted subscriptions in our offering for 7.7 million shares, or $76.2 million, including 0.2 million shares, or $2.0 million, sold to an affiliate of NorthStar Realty Finance Corp., or our sponsor. As of April 2, 2014, 158.1 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2015, unless extended by our board of directors as permitted under applicable law and regulations.
Co-Origination of a First Mortgage Loan
On March 28, 2014, we, through a subsidiary of our operating partnership, together with an affiliate of our sponsor, co-originated a $75.0 million senior loan, or the senior loan, secured by a Hilton hotel located in Dallas, Texas, or the property. In connection with the closing of the senior loan, we originated a $70.0 million pari passu participation interest in the senior loan, or the participation, and will purchase the remaining $5.0 million pari passu participation from our sponsor, at cost, as we raise additional capital. We funded the participation with a combination of proceeds from our offering and an advance under our secured credit facility with Citibank, N.A.
The 500-room property also contains 34,800 square feet of meeting space and is located within the mixed-use office complex known as Lincoln Centre, which contains over 1.6 million square feet of rentable office space. In total, the Property contains 452,000 square feet and is managed by an affiliate of Hilton Hotels & Resorts, a leading global hospitality brand.
The senior loan bears interest at a floating rate of 5.05% over the one-month London Interbank Offered Rate. We will earn a fee equal to 0.75% of the outstanding principal balance of the senior loan at the time of repayment.
The initial term of the senior loan is 24 months, with three one-year extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of a fee equal to 0.25% of the amount being extended for the second and third one-year extensions. The senior loan may be prepaid during the first 20 months, provided the borrower pays an additional amount equal to the greater of (i) the remaining interest due on the amount prepaid through month 20 and (ii) 1.0% of the amount prepaid. Thereafter, the senior loan may be prepaid in whole or in part without penalty. The loan agreement for the senior loan, or the senior loan agreement, requires the borrower to comply with various financial and other covenants. In addition, the senior loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.
The loan-to-value ratio, or the LTV ratio, of the property is approximately 82%. The LTV ratio is the amount loaned to the borrower net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property at the time of origination.
As of April 3, 2014, our portfolio consists of two senior mortgage loans and one pari passu participation in a senior mortgage loan with a combined principal balance of $134.7 million.

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